SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of October, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so

  Ryanair announces that the Offer Document to Aer Lingus shareholders will be posted on Monday, 23 October 2006.

A Ryanair statement outlining the key elements of the Offer Document is set out below.

The Board of Ryanair Holdings plc announced today (Friday, 20 October 2006) that the Offer Document will be published and posted to Aer Lingus shareholders on Monday next, 23 October 2006. On 5 October 2006, Ryanair announced a Cash Offer of EUR2.80 per Aer Lingus Share, which values Aer Lingus at approximately EUR1.48bn, significantly higher than the EUR1.16bn IPO value of just 8 days previously.

Speaking today, Ryanair's Chief Executive, Michael O'Leary said:

"Ryanair believes that its Cash Offer represents excellent value for Aer Lingus Shareholders and offers significant attractions to Aer Lingus' stakeholders. This Offer represents a unique opportunity to form one strong Irish airline group with over 50 million passengers per annum, capable of competing against the three European mega carriers. Ryanair's strategy will be to expand, enhance and upgrade Aer Lingus' operations. Without Ryanair, Aer Lingus will continue to be a small regional European airline which, because of its size and regional nature, is unlikely to be of interest or relevance to the three major European airline groupings.

Excellent Value for Aer Lingus Shareholders

   - 27% Premium on IPO

On 27 September 2006, the Government of Ireland, Aer Lingus and their respective advisers determined that EUR2.20 was an appropriate price at which to issue and sell Aer Lingus Shares pursuant to the IPO. The ESOT also agreed to this price. The Ryanair Offer of EUR2.80 is a generous premium of 27 per cent. in just 8 days.

   Ryanair stakebuilding has supported share price appreciation since IPO

The price appreciation of Aer Lingus Shares post the IPO but prior to Ryanair's Cash Offer on 5 October 2006 occurred over the same short period during which Ryanair was purchasing a 16 per cent. stake in Aer Lingus at an average price of EUR2.42. On 2 October and 3 October, days during which Ryanair was not actively purchasing Aer Lingus Shares, the average price per Aer Lingus Share fell back from EUR2.48 to EUR2.41.

   - Volatile earnings record of Aer Lingus

Aer Lingus is an airline with a volatile earnings record which came close to bankruptcy four years ago, and whose cumulative losses (EUR616m) exceeded its cumulative profits (EUR433m) over the past 14 years by over EUR180m. By contrast, Ryanair has been profitable in every one of the past 14 years.

   - Irish Government receives over EUR500 million and achieves its strategic objectives

If it accepts the Cash Offer the Irish Government will realise over EUR500 million from the sale of its Aer Lingus Shares whilst also achieving its stated objectives of retaining the Heathrow slots and the Aer Lingus brand, and securing the long term future of the airline.

   - Aer Lingus employees realise an average of over EUR60,000 each - tax free structure for ESOT Members

If they accept our Cash Offer, Aer Lingus employees will realise over EUR220m from the sale of their Aer Lingus Shares. This represents an average of over EUR60,000 for each employee. There is also a means by which Aer Lingus employees and former employees, who are ESOT Members, can realise the proceeds of the sale of the shares held by the ESOT in a tax free manner (see the Appendix to this announcement). Ryanair believes that the consequences of its bid failing will be that Aer Lingus employees will hold a substantial minority shareholding, the value of which will have fallen significantly, in an illiquid company, and Ryanair would urge ESOT Members to bear this in mind in their consideration of the Offer and their communications with the ESOT trustees.

Good for competition and good for consumers

Ryanair's Offer commits to maintaining Aer Lingus as a stand-alone separate airline. Because the two airlines will compete vigorously, this will not lead to a monopoly. In any event, the question of a monopoly does not arise as there are 50 other scheduled airlines competing with Ryanair and/or Aer Lingus at Dublin Airport, some of which (Air France, Lufthansa and British Airways) are significantly larger than Ryanair and Aer Lingus combined.

There is little crossover because Ryanair and Aer Lingus only compete on about 17 of more than 500 combined routes.

Whilst Ryanair and Aer Lingus have 61% of movements at Dublin Airport, this is not dissimilar to other large airline groupings at other European airports including SAS and its Lufthansa partners in Copenhagen (over 85% of seats), Austrian and its Lufthansa partners in Vienna (over 70% of movements), Olympic in Athens (over 73% of seats), TAP and its Star Alliance Partners in Lisbon (60% of seats), Air France and its Sky Team Associates in Charles de Gaulle (62% of movements), and Lufthansa and its Star Alliance Partners in Munich (67% of movements).

During the 6 months to 30 June 2006, Aer Lingus' average short haul fare increased by 2% to EUR86.49. This is in line with Aer Lingus' strategy to ''Maximise Passenger Revenues'' (Source: IPO Prospectus, p71). Similarly, Aer Lingus has refused to reduce its fuel surcharge despite recent falls in oil prices. Rising fares and high fuel surcharges are bad for competition and bad for consumers.

By contrast, Ryanair's Offer guarantees to reduce Aer Lingus' short haul fares by 21/2% per year for a minimum period of 4 years and to reduce Aer Lingus' fuel surcharges as oil prices fall. Lower fares and lower surcharges will be good for consumers. Ryanair's Offer will therefore increase competition and lower prices which is good for consumers.

Good for the future of Aer Lingus

The board of Ryanair believes that this Offer represents a unique opportunity to form one strong Irish airline group with over 50 million passengers per annum, capable of competing against the three European mega-carriers (Air France, British Airways and Lufthansa). Without Ryanair, Aer Lingus will continue to be a small regional European airline which, because of its size and regional nature, is unlikely to be of interest or relevance to the three major European airline groupings.

Ryanair provides Aer Lingus with a strong airline partner of substantial financial strength and access to low cost aircraft and financing. Ryanair's strategy will be to expand, enhance and upgrade Aer Lingus' operations. Ryanair intends to retain the Aer Lingus brand and operate the two airlines separately. Both companies will continue to compete vigorously in the small number of routes (about 17) where they currently compete, and will focus on reducing costs and lowering air fares.

If successful, the Offer will replicate similar airline consolidations in other European countries by the likes of British Airways (which acquired British Caledonian, Danair, and Cityflyer and invested in Iberia); Air France (which acquired KLM, Britair and Regional) and Lufthansa (which acquired Eurowings, Swiss, and Lufthansa Cityline and invested in SAS and BMI). This pan-European trend towards airline consolidation has seen the emergence of three ''mega carriers'', Air France, British Airways and Lufthansa. A privatized Aer Lingus (without a strategic partner) will be unable to compete with these mega carriers because it has neither the scale nor the route network. Equally Aer Lingus will be unable to compete with low cost carriers such as Ryanair because it has neither the cost base nor the low fare structure.

Isolated as a small regional airline, Aer Lingus will continue to be at the mercy of its controlling shareholders (the Irish Government and the workers/ trade unions) whose de facto control over the airline in recent years has seen it:

   - Lurch from crisis to crisis.
   - Incur substantial cumulative losses.
   - Suffer repeated strikes, work stoppages and industrial action.
   - Discourage successful management.
   - Preside over 3,000 job losses.
   - Significantly reduce services on routes between Ireland and the UK.

Brighter future with Ryanair

Ryanair offers a better, viable, financially secure future for Aer Lingus through its strategy which includes:

   -Reducing Aer Lingus' average short haul fare (EUR87.55 in 2005) by 10% over the next four years. These fare reductions will promote competition, will benefit consumers and will reverse Aer Lingus' current strategy which is to ''maximise passenger revenues''. (Source: IPO Prospectus.)
   -Reducing Aer Lingus' fuel surcharges as oil prices fall (something that
    Aer Lingus recently refused to do).
   -Retaining the Aer Lingus brand and continuing to operate the two airlines separately.
   -Retaining all profitable routes currently operated by Aer Lingus.
   -Reducing Aer Lingus' costs through improved efficiencies, superior purchasing power and lowering overheads.
   -Assisting Aer Lingus with its fleet expansion either by providing it with access to Ryanair's lower cost aircraft, or using Ryanair's purchasing power to negotiate lower costs with aircraft manufacturers.
   -Upgrading Aer Lingus' transatlantic fleet and updating its long haul product.
   -Improving Aer Lingus' inferior customer service by reducing delays, cancellations and lost baggage.

Statements of Aer Lingus Board and the Minister for Transport

Aer Lingus board announcement 5th October 2006

In its announcement which appeared on the RNS on 5 October last, the Aer Lingus board claimed:

''This approach is unsolicited, wholly opportunistic and significantly undervalues the Group's businesses and attractive long term growth potential.''

It is extraordinary for the Aer Lingus board to claim that Ryanair's Offer ''significantly undervalues'' Aer Lingus when Ryanair's EUR2.80 offer per share represents a 27% premium to the EUR2.20 per share valuation which the board of Aer Lingus agreed just 8 days previously.

Minister Cullen's statement 6th October 2006

Taking just a few of the points made by Minister Cullen in his statement, Ryanair responds as follows:

        (a) "...I do not consider that the Government's and Ireland's strategic objectives would be well served by a takeover of Aer Lingus by Ryanair.''

        Ryanair believes that its proposal represents Aer Lingus' best opportunity to remain an Irish headquartered, managed, controlled and regulated airline, fully focused on Irish strategic objectives. Ryanair's Offer clearly meets the Government's strategy by securing the future of Aer Lingus, retaining the Heathrow slots and Aer Lingus' branding. Ryanair's Offer - if accepted - will establish one strong Irish airline group (as there is in the UK (BA), Germany (Lufthansa) and France (Air France)) which clearly meets Ireland's strategic objectives.

(b) ''The IPO means that Aer Lingus is better positioned than ever in the past, to grow and develop its business and to minimise the opportunities for competitors.''

        If Ryanair's Offer fails, Aer Lingus will continue to be under the de facto control of the Government and unions. Given this Government's track record on aviation and transport issues generally (ranging from the state monopolies of Dublin Airport Authority, Dublin Bus, and CIE and all points between) this will mean that the dead hand of anti-competitive, monopolistic and anti-consumer policies continues to drag down Aer Lingus. Ryanair finds it unusual that the Minister now confirms that the rationale for the IPO of Aer Lingus was to ''minimise the opportunities for competitors''.

(c) ''Delivering a single airline group as Ryanair suggests will not deliver the benefits to the Irish consumer that Ryanair has suggested.''

        This claim is without foundation given that Ryanair's Offer, if successful, commits it to reducing Aer Lingus' fares by 21/2% per year for a minimum period of 4 years and reducing the fuel surcharge, both of which are clearly of benefit to, and have the support of, consumers.

(d) ''consumer interests are best served by having a variety of product offerings that meet the requirements of different segments of the market and our policy in respect of airlines and airports has been developed to deliver this and to facilitate flexibility and choice for the consumer."

        Ryanair's Offer for Aer Lingus guarantees that Aer Lingus and Ryanair will continue to be run and managed separately, serving different market segments, with different product offerings. The combination of Ryanair and Aer Lingus will still find it difficult to advance consumer interests when dealing with uncompetitive monopolies, such as the DAA, which are owned, protected and operated by the Minister for Transport. The DAA currently proposes to increase passenger charges by 60% at Dublin Airport.

 e. ''The Ryanair low-cost model has transformed the aviation experience for consumers and nowhere more than Ireland.''

        For all of the reasons set out in this announcement and as our proven track record clearly demonstrates, Ryanair believes that our generous offer for Aer Lingus will ensure that Aer Lingus' customers will in future enjoy and benefit from our plan to lower fares and improve services in a stand alone, separately managed Aer Lingus.

Ryanair's Cash Offer delivers excellent value for Aer Lingus' Shareholders whilst ensuring that the price on offer is one which will enable Ryanair to continue to realise its objective of developing Aer Lingus, lowering fares and advancing the best interests of Irish and European consumers.

Full details of the Cash Offer, including the terms and conditions under which it is being made, will be posted to Aer Lingus shareholders on Monday next, 23rd October 2006. The Cash Offer is conditional, amongst other things, upon acceptances being received in respect of more than 50% of the Aer Lingus Shares the subject of the Offer, including any Aer Lingus Shares beneficially owned or controlled by Ryanair.





Full details for enquiries are printed at the end of this announcement:

                             THE RYANAIR CASH OFFER

Ryanair's generous cash offer

 1. EUR2.80 is an excellent offer

    Ryanair's Offer of EUR2.80 in cash per Aer Lingus Share values Aer Lingus Group plc at approximately EUR1.481bn compared to its flotation value of EUR1.163bn just 8 days prior to Ryanair's Offer.

 2. 27% premium in just 1 week

    The Offer represents a premium of approx 27% over the IPO price of Aer Lingus (EUR2.20) which was agreed as an appropriate value by the Government of Ireland, the Board of Aer Lingus, the ESOT and their respective advisers, on 27 September - just 8 days prior to Ryanair's Offer.

 3. Ryanair's bid is supporting an inflated share price

    If the Offer is not accepted, there is a likelihood that the share price of Aer Lingus will fall significantly. During the two days (Mon 2nd and Tue 3rd October) when Ryanair was not actively buying in the market, the Aer Lingus share price fell from EUR2.48 to EUR2.44, and from EUR2.44 to EUR2.41.

 4. Government to realise over EUR500m

    If the Offer is accepted, the Irish Government will realise a total of over EUR500m from the sale of its stake in Aer Lingus, an enormous return from an airline which was, by its own admission, on the edge of bankruptcy just four years ago.

 5. Aer Lingus employees realise an average of over EUR60k each - tax free structure for ESOT

    If the Offer is accepted, Aer Lingus employees stand to realise over EUR220m, which equates to an average of over EUR60,000 per employee, and there is a mechanism which would allow ESOT Members to realise the proceeds of the shares held by the ESOT on a tax free basis.

 6. Volatile earnings record of Aer Lingus

     Aer Lingus is an airline with a volatile earnings record which came close to bankruptcy four years ago, and whose cumulative losses (EUR616m) exceeded its cumulative profits (EUR433m) over the past 14 years by over EUR180m. Aer Lingus' earnings prospects will be enhanced by acceptance of the Ryanair Offer.

 7. Ryanair's Offer will not lead to a monopoly

    Ryanair's Offer commits to maintaining Aer Lingus as a stand-alone separate airline. The two airlines will compete vigorously, therefore this will not lead to a monopoly. Aer Lingus' IPO document confirms that there is little crossover because Ryanair and Aer Lingus only compete on about 17 of more than 500 combined routes (Source: IPO Prospectus, p79).

    Whilst Ryanair and Aer Lingus together account for 61% of aircraft movements at Dublin Airport, this is not dissimilar to other large airline groupings at other European airports. For instance, SAS and its Lufthansa partners have over 85% of seats in Copenhagen, Austrian and its Lufthansa partners have over 70% of movements in Vienna, Olympic has over 73% of seats in Athens, TAP and its Star Alliance Partners have 60% of seats in Lisbon, Air France and its Sky Team Associates have 62% of movements in Charles de Gaulle, and Lufthansa and its Star Alliance Partners have 67% of movements in Munich.

    In addition, Dublin continues to be served by over 50 other scheduled airlines currently serving 112 international destinations, each of which is free to open new routes and increase services at Dublin should they so wish. Some of these airlines are significantly larger than the Ryanair/Aer Lingus combination would be (e.g. British Airways, Lufthansa and Air France/KLM). Moreover, these airlines can be joined by other airlines who wish to enter or grow the market as Ryanair continues to do.

 8. Good for competition and good for consumers

During the 6 months to 30 June 2006, Aer Lingus' average short haul fare increased by 2% to EUR86.49. This is in line with Aer Lingus' stated strategy to ''Maximise Passenger Revenues'' (Source: IPO Prospectus, p71). Similarly, Aer Lingus has recently refused to reduce its fuel surcharge despite recent falls in oil prices (Source: Irish Independent, 4 October 2006). Rising fares and high fuel surcharges are bad for competition and bad for consumers.

By contrast, Ryanair's Offer guarantees to reduce Aer Lingus' short haul fares by 2.5% per year for a minimum period of 4 years and to reduce Aer Lingus' fuel surcharges as oil prices fall. Lower fares and lower surcharges will be good for consumers. Ryanair's Offer will therefore increase competition and lower prices which is good for consumers and should stimulate growth.



             YOUR ALTERNATIVE (IF YOU DO NOT ACCEPT THE CASH OFFER)


        AER LINGUS FACES AN UNCERTAIN FUTURE AS A SMALL REGIONAL AIRLINE

               IN A COMPETITIVE MARKET WITH A HIGH FARE STRUCTURE

                        AND AN UNCOMPETITIVE COST BASE.

         SUSTAINABILITY OF AER LINGUS PROFITABILITY IS UNCERTAIN

 1. Aer Lingus' short haul fares are uncompetitive

    Aer Lingus' average short haul fare of EUR87.55 is hopelessly uncompetitive in the face of Ryanair's average equivalent of EUR41.23. As a result, Aer Lingus has seen its share of traffic between Ireland and the UK collapse in recent years as highlighted in the table below.



                             Aer Lingus' Share of Traffic Collapses

                              Jan 2000          Aug 2006          Decline
                              Traffic           Traffic
                                Share             Share

    Dublin to London             42%               31%             -26%

    Cork to London               54%               40%             -26%

    Shannon to London            60%               37%             -38%





    Aer Lingus' high fares render it unable to compete with Ryanair and other airlines including Easyjet, and this casts considerable doubt on its profitability and revenue maximisation strategy. Over recent years Aer Lingus has been forced either to withdraw or reduce services across most of the key Ireland to UK routes including Gatwick, London City, Stansted, Liverpool, Bristol, Glasgow and Edinburgh.

 2. Aer Lingus' cost per passenger is too high

    Aer Lingus' estimated average cost per short-haul passenger at EUR80, is double that of Ryanair. Given Aer Lingus' dependence on the Irish market, its rising cost base, and its inability to compete with Ryanair and other carriers, it is inevitable that Aer Lingus will struggle to compete with Ryanair's lower fares on both its UK and European routes.

 3. Customer service delivery requires improvement

    Aer Lingus' customer service delivery continues to underperform compared to Ryanair. We believe that Aer Lingus' ''on time'' performance, rate of flight cancellations and lost baggage record have historically lagged behind those of Ryanair. The CAA's punctuality statistics for 2005 show that just 72% of Aer Lingus' UK flights operated on time, way behind Ryanair's 81% record. Because of Ryanair's superior customer service delivery and lower prices, Ryanair believes that on most routes where passengers have a choice, many more of them prefer to fly with Ryanair.

 4. Aer Lingus revenue maximisation strategy is unlikely to be achieved

    Ryanair has recently announced further new route expansion from Dublin to Continental Europe. In Summer 2007, Ryanair will offer 53 European routes from Dublin compared to just 33 in Summer 2006. Whether this Offer succeeds or otherwise, the amount and extent of competition between Ryanair and Aer Lingus will intensify further next year. Ryanair's lower fares, younger fleet, lower cost base and better frequencies will put downward pressure on Aer Lingus' short haul fares and its profitability at a time when its stated strategy is ''Maximising Passenger Revenues'' (i.e. not passing on savings to passengers but charging them as much as Aer Lingus will get away with).

 5. Aer Lingus' high fuel surcharges inhibit long haul growth

    Aer Lingus' refusal to reduce its fuel surcharges as oil prices fall will inhibit the growth of its long haul business. Aer Lingus confirmed in the Irish media on 4 October that it ''had no plans to abolish or reduce their fuel surcharges despite falling oil prices'' (Source: Irish Independent).

    The Consumer Association of Ireland called on Aer Lingus to abolish or reduce its fuel surcharges given that oil prices had fallen by up to 25% in recent weeks. The continuation of these high surcharges at a time when oil prices have fallen is bad for consumers and competition.
 6. Aer Lingus is exposed to high and rising costs at Dublin Airport

    As the IPO Prospectus confirms, Aer Lingus - unlike Ryanair - is heavily dependent on Dublin Airport (i.e. the DAA). This exposes Aer Lingus to high and rising costs at Dublin due to Aer Lingus' lack of purchasing power. The DAA monopoly recently proposed a second terminal at a cost of over EUR750m - 41/2 times more than the original EUR170m cost announced in August 2005.This fourfold increase in the cost of this facility (which is designed primarily for Aer Lingus) has led the Chairman of the DAA to announce recently that it would be seeking a 60% increase in charges at Dublin Airport. Any such cost increase will have a detrimental impact on Aer Lingus' costs (and hence passenger fares) because of its over-reliance on Dublin. Furthermore, as a small regional airline, Aer Lingus has little purchasing power and will continue to be at the mercy of substantial cost increases at many airports and other providers of services and products.

 7. Aer Lingus is a small, regional, peripheral European carrier

    With 8 million passengers annually compared to Ryanair's estimated 42.5 million this year, Aer Lingus is smaller than many other similar European mid-size carriers who have in recent years either been taken over or have sold significant minority stakes to one of the European mega carriers. Aer Lingus is smaller in traffic terms than other such European regional airlines including Swiss, BMI, SAS (all Lufthansa subsidiaries/associates), KLM (Air France), Iberia (BA), Alitalia and Air Berlin. Because of its peripheral location and modest size, Aer Lingus is unlikely to be an attractive partner to any of the European mega carriers (Air France, BA, Lufthansa) as is evidenced by Aer Lingus' recent decision to terminate its membership of BA's One World alliance.

    Without a strong financial/airline partner, Aer Lingus will be exposed to the volatility of the international markets and the cyclical nature of the air travel industry. As an indication of how Ryanair could transform Aer Lingus' purchasing power, Ryanair has in the last month purchased more new short haul aircraft (32) than are in Aer Lingus' entire short haul fleet
    (28).

 8. Aer Lingus' isolation will limit growth

    Without Ryanair's investment, Aer Lingus will be excluded from the EU-wide trend towards airline consolidation. This consolidation will have damaging consequences for Aer Lingus' existing business.



    SUSTAINABILITY OF CURRENT SHARE PRICE IS UNCERTAIN WITHOUT RYANAIR

 9. Share price inflated by Ryanair offer

    Aer Lingus' post IPO share price increased largely on the back of Ryanair's stake building. During the two days (Mon 2nd and Tues 3rd October) during which Ryanair was not actively buying shares, the price of Aer Lingus shares fell back from EUR2.48 to EUR2.44, and then from EUR2.44 to EUR2.41.
    Aer Lingus' share price is likely to fall significantly if the Ryanair bid fails.

10. Free float will be limited

    Ryanair is committed to maintaining a significant minority stake in Aer Lingus. The Government has confirmed that it ''remains committed to maintaining a share of least 25.1%'' (Source: Statement of Minister for Transport, 6 October 2006). The ESOT and employees could hold up to a further 15%. If the Ryanair bid fails, this shareholder profile will significantly reduce Aer Lingus' free float, which will make for an illiquid market in Aer Lingus' shares.

11. Adverse consequences for ESOT shareholding

    Ryanair believes that the consequences of its bid failing will be that the ESOT will hold a substantial minority shareholding, the value of which will have fallen significantly, in an illiquid company, and Ryanair would urge ESOT Members to bear this in mind in their consideration of the Offer and their communications with the ESOT trustees. By contrast, if the ESOT accepts this Offer, it will realise a substantial premium over the IPO price, its members will be working for a much more secure Irish airline group, it will own highly liquid shares in Ryanair with an option to dispose of them over the coming years in a tax free structure (as set out in the Appendix to this announcement), and Aer Lingus employees can realise an average of over EUR60,000 tax free per person.

    CONTINUATION OF GOVERNMENT / TRADE UNION CONTROL COULD IMPAIR SHAREHOLDERS' INVESTMENT

12. Government and Trade Union domination will not be in all shareholders' interest

If the bid fails, Ryanair will be a significant minority shareholder, without board representation and with no influence over the day to day management and operations of Aer Lingus. The airline will continue to be dominated by the Irish Government and the ESOT/employees/trade unions who between them currently control over 40% of the airline's shares and have appointed all of the current board of directors. In these circumstances the dominant influence in Aer Lingus will continue to be the interests of employees rather than the interests of all shareholders.

The directors of Aer Lingus may find it very difficult to discharge their fiduciary duty to act in the best interests of the company as a whole, and the Aer Lingus board may well face the prospect of stalemate, ineffectiveness and conflict.

''Employee interest'' domination has impaired the performance of Aer Lingus in recent years. Examples include:

   -A history of strikes, stoppages and inefficient work practices.
   -An inconsistent and volatile earnings record. Aer Lingus' cumulative losses (EUR616m) significantly exceeded its cumulative profits (EUR433m) over the last 14 years. This has forced the airline into two substantial re-organisations, yet despite this its costs per passenger are double that of Ryanair.
   -Aer Lingus courted bankruptcy on two occasions in recent years and only survived following a massive injection of over EUR220m of State aid and two radical restructuring plans.
   -Effective management is discouraged. The previous management team (led by Willie Walsh) departed in January 2005 having been roundly criticised and undermined by both the trade unions and the Irish government. The Prime Minister in the Irish Parliament attacked the management's then proposed MBO as ''(a time) when management wanted to steal the assets for themselves through a management buyout, shafting staff interests''. Investors will be exposed to the continuing practice of the Irish government, trade unions and employees to run Aer Lingus in the interests of staff rather than the interests of all shareholders.
   -The record of European airlines which continue to be dominated by governments and trade unions is an abysmal one. It is characterised by bankruptcy (in the case of Sabena and Swissair) or chronic and repeated crises (in the case of Alitalia and Olympic Airways).

At a time when the overwhelming majority of major European airlines, including British Airways, Lufthansa and Air France, have moved from government to private ownership through stock market flotations, the future of Aer Lingus, and so your investment, can only be damaged if the Irish government and employee interests continue to maintain de facto control of Aer Lingus in the event of this bid not succeeding.

                                    APPENDIX



        ADDITIONAL INFORMATION ON THE CASH OFFER REGARDING THE ESOT/APSS

If accepted, the Cash Offer would result in ESOT Members realising over EUR186 million for their Aer Lingus Shares, which equates to an estimated average of EUR60,000 per ESOT Member.

These members can realise this money on a tax free basis, as explained below.

The Irish Revenue Commissioners will, on a concessional basis, normally permit the reinvestment of all ESOT cash proceeds in Ryanair Shares without incurring a liability to tax. This concession is subject to formal Revenue approval. The availability of this tax free treatment in respect of shares held in the ESOT will require majority approval of ESOT Members.

Assuming an entitlement of EUR60,000, if the ESOT reinvests in Ryanair Shares as set out above, Ryanair Shares to the value of EUR25,400 can be released tax free to ESOT Members by the end of August 2007 (if shares are allocated to the APSS in 2006) or by January 2008 (if no shares are allocated to the APSS until 2007). On release these members could immediately sell their shares in the market for up to EUR25,400 tax free.

Further allocations up to EUR12,700 can be made for subsequent tax years until all the shares have been appropriated - these shares can be released tax free to ESOT Members, the precise timing of such allocations and releases will be dependant on a number of factors, including satisfaction of the requisite 3 year hold period.

This structure would enable ESOT Members to receive tax free proceeds, subject to the then value of Ryanair Shares, of up to EUR25,400 by August 2007 or January 2008 and of EUR34,600 in subsequent tax years.

On release from trust, ESOT Members would be free to sell their Ryanair Shares on the market to realise cash.

The calculations of ESOT entitlements in this announcement are based on the ESOT's shareholding assuming exercise of the ESOT Option and assuming 3,200 ESOT Members. References to amounts Aer Lingus employees' may realise assume reinvestment of the cash proceeds acquired by the ESOT in Ryanair Shares as outlined above and do not take into account any tax consequences which may apply to any employees or former employees. It is also assumed that the Aer Lingus Shares held by the APSS at Admission and Aer Lingus Shares acquired by employees and former employees since that date have not been disposed of. The above is a summary of the Irish tax considerations that may apply. The comments are intended only as a general guide and do not constitute tax advice. You are recommended to seek your own personal financial and taxation advice.


This announcement does not constitute an offer or an invitation to offer to purchase or subscribe for any securities. Any response in relation to the Offer should only be made on the basis of the information contained in the Offer Document or any document by which the Offer is made.

The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Terms defined in the announcement issued by Ryanair on 5 October, 2006 have the same meaning in this announcement unless otherwise stated.

This announcement, including information included or incorporated by reference in this announcement, may contain 'forward-looking statements' concerning the Cash Offer, Ryanair, and Aer Lingus. Generally, the words 'will', 'may', 'should', 'could', 'would', 'can', 'continue', 'opportunity', 'believes', 'expects', 'intends', 'anticipates', 'estimates' or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Ryanair assumes no obligation in respect of, nor intends to update these forward-looking statements, except as required pursuant to applicable law.

Any person who is the holder of 1 per cent. or more of any class of shares in Aer Lingus or Ryanair may be required to make disclosures pursuant to Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2001 to 2005, as applied, with amendments by the European Communities (Takeover Bids (Directive 2004/25/
EC)) Regulations 2006.

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting for Ryanair and no one else in connection with the Offer, and will not be responsible to anyone other than Ryanair for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to in this announcement.

Morgan Stanley & Co. Limited is acting exclusively for Ryanair and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to in this announcement.

The availability of the Offer to persons outside Ireland may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. The Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any jurisdiction where it would be unlawful to do so, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Offer. Notwithstanding the foregoing restrictions, Ryanair reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

Ends.                                               Friday, 20th October 2006


Enquiries:


Ryanair                                                     Tel: +353 1 812 1212
Howard Millar
Michael Cawley



Davy Corporate Finance                                      Tel: +353 1 679 6363
(Financial Adviser to Ryanair)

Hugh McCutcheon
Eugenee Mulhern



Morgan Stanley & Co. Limited Tel:                                +44 20 74255000
(Financial Adviser to Ryanair)

Gavin MacDonald
Colm Donlon
Adrian Doyle


Murray Consultants Tel:                                          +353 1 498 0300
(Public Relations Advisors to Ryanair)

Jim Milton Tel:                                                + 353 86 255 8400
Pauline McAlester Tel:                                         + 353 87 255 8300
Mark Brennock Tel:                                             + 353 87 233 5923





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 October, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director